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                          November 9, 2020

       Lan Huang
       Chief Executive Officer
       BeyondSpring Inc.
       28 Liberty Street, 39 th Floor
       New York, NY 10005

                                                        Re: BeyondSpring Inc.
                                                            Registration
Statement on Form
                                                            Filed November 3,
2020
                                                            File No. 333-249816

       Dear Ms. Huang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrea L. Nicolas, Esq.